November 14, 2008

VIA EDGAR

Ms. Kathryn McHale

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mid-Wisconsin Financial Services, Inc.

Pre 14A

Filed on November 7, 2008

File No. 0-18542

Dear Ms. McHale:

This purpose of this letter is to respond to your letter dated November 10, 2008, with respect to the above-referenced filing of Mid-Wisconsin Financial Services, Inc. (the “Company”).

For your convenience, we have repeated the comment included in your letter in bold text and followed the comment with our response.

Proposal No. 1 Amendment to the Articles of Incorporation … page 6

Financial Statements

1.

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.  Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements.  In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:

The financial statements otherwise required by Item 13(a) of Schedule 14A were omitted pursuant to Instruction 1, which provides:

Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. .  .  .  [T]he information is not deemed material where the matter to be acted upon is the  .  .  .  authorization of preferred stock for issuance for cash in an amount constituting fair value.

Under Wisconsin law, the Board of Directors of the Company has the sole authority to determine the consideration for which shares shall be issued and must determine that the consideration to be received is adequate (Section 180.0621(2) and (3)).  The Board also has a general obligation to exercise its fiduciary duties in the best interests of shareholders.  The Board has determined that the consideration to be received by the Company for the preferred shares to be issued pursuant to the U.S. Department of the Treasury’s Capital Purchase Plan is adequate and fair with respect to the Company and the holders of its common stock.  Accordingly, pursuant to Instruction 1 to Item 13(a) of Schedule 14A, no financial statements are required to be included in the Company’s proxy statement with respect to the special meeting of shareholders to be held on December 16, 2008.

However, in order to improve the disclosure of the effect of the preferred stock and warrants to be issued by the Company upon participation in the Capital Purchase Plan, the Company proposes to add the additional disclosure set forth in Appendix A to this letter.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response to the comments of the staff with respect to the above-referenced filing, or require any additional clarification, please contact me directly at 715-748-8300.

Sincerely,

Rhonda R. Kelley

Principal Accounting Officer

Appendix A

engage in additional lending activities.  We may also use any capital raised under the TARP Plan to fund other strategic growth initiatives.

Why is the Company seeking additional capital?  We are seeking additional capital through the sale of the Senior Preferred Stock to the U.S. Treasury in order to bolster our otherwise strong balance sheet and to facilitate the future growth of the Company.  Capital obtained under the TARP Plan is available to support asset and loan growth, whether from organic growth in our existing market area or from acquisition of other banks or branches.

The recent and ongoing contraction in credit within the banking industry has significantly increased the cost of capital and dramatically reduced its availability.  The TARP Plan is intended to recapitalize the nation’s banks in an effort to spur lending activity and ease the current credit freeze.  To encourage banks to accept this capital and therefore widely deploy lending activity, the cost to obtain capital under the TARP Plan was made less than that currently required by public and private investors.  In addition, funding approved under the TARP Plan is to be delivered quickly, prior to the end of December 2008.  All things considered, our Board of Directors believes that the TARP Plan will provide us with the lowest cost capital available at this time.

What will be the pro forma effect on the Company’s balance sheet and earnings per share from the issuance of the Senior Preferred Stock?  If we are allowed to participate in the TARP Plan, stockholders’ equity will increase by the amount of the capital proceeds received from the U.S. Treasury, net of transaction issuance costs.  Costs associated with the sale of the Senior Preferred Stock are estimated to be approximately $30,000.  Additionally, until the capital received from the sale of the Senior Preferred Stock can be effectively deployed, we anticipate that earnings on that capital will not fully cover required dividend payments and other costs associated with the sale of the Senior Preferred Stock, which will reduce the amount of earnings available to common shareholders.  Further discussion regarding these impacts can be found under the heading “Pro Forma Effect on the Company’s Financial Statements” below.

Would acceptance into the TARP Plan mean the Company or the Bank is struggling financially?  No.  The U.S. Treasury does not intend the TARP Plan to be made available to banks struggling financially.  Instead, it seeks to recapitalize the nation’s stronger banks to spur increased lending to fuel economic growth and capital to facilitate consolidation of weak banks into stronger banks.  On October 20, 2008, the Federal Deposit Insurance Corporation, which is the primary federal regulator of the Bank, issued a formal press release encouraging all eligible banks to request capital under the ~~program~~TARP Plan.  Receiving capital under the TARP Plan is a sign of strength and confidence, not weakness.

How long does the Company expect the Senior Preferred Stock to remain outstanding?  At this time, we intend to seek replacement financing before the dividend rate on the Senior Preferred Stock increases from 5% per year to 9% per year five years after the issuance of the Senior Preferred Stock.  However, we cannot provide any assurance that we will be able to obtain replacement financing on acceptable terms within that timeframe.

As an additional condition to participation in the TARP Plan, we and our Senior Executive Officers are required to grant to the U.S. Treasury waivers releasing the U.S. Treasury from any claims that we and our Senior Executive Officers may otherwise have as a result of the issuance of any regulations which modify the terms of benefit plans, arrangements, and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of EESA and any applicable guidance or regulations issued by the Secretary of the Treasury.

Pro Forma Effect on the Company’s Financial Statements

The following discussion summarizes the pro forma effect that participation in the TARP Plan will have on our financial statements.

Financial Statement Pro Forma Impacts – Balance Sheet.  If we are allowed to participate in the TARP Plan, stockholders’ equity will increase by the amount of the capital proceeds received from the U.S. Treasury, net of transaction issuance costs.  Costs associated with the transaction are estimated to be approximately $30,000.  For example, if the maximum proceeds of $10.9 million had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $46.43 million on a pro forma basis (an increase of $10.9 million in proceeds less transaction costs of $30,000).  If the minimum proceeds of $3.6 million had been received from the U.S. Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $35.56 million to $39.13 million on a pro forma basis (an increase of $3.6 million in proceeds, less transaction costs of $30,000).

Upon receipt of the capital, total cash and total assets held by the Company would have also increased by the amount of the capital proceeds received from the U.S. Treasury, net of transaction issuance costs.  For example, if the maximum proceeds of $10.9 million had been received from the U.S. Treasury as of September 30, 2008, total cash would have increased from the reported amount of $9.79 million to $20.66 million on a pro forma basis (an increase of $10.9 million in proceeds, less transaction costs of $30,000).  If the minimum proceeds of $3.6 million had been received from the U.S. Treasury, total cash would have increased from the reported amount of $9.79 million to $13.36 million on a pro forma basis (an increase of $3.6 million in proceeds, less transaction costs of $30,000).

A portion of the funds received from the U.S. Treasury are expected to be retained to assure our ability to satisfy the dividend payments on the Senior Preferred Stock issued to the U.S. Treasury, as and when they become due and payable, as well as to provide additional funds to support our operations. We anticipate that the remaining amounts will be periodically contributed to the Bank as needed to support our measured loan growth by meeting the loan demand of our customer base in our markets, as well as assisting in maintaining a strong capital position for the Bank and generally supporting the Bank’s ongoing operations.

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Financial Statement Pro Forma Impacts – Income Statement.  If we are allowed to participate in the TARP Plan, we intend to use the capital received to support loan growth to a multiple of capital received, which over time is expected to generate income to service required dividend payments on the Senior Preferred Stock and generate additional income for common shareholders.   Until the capital received from the TARP Plan can be deployed effectively over a larger asset base, we anticipate that earnings on the original capital received will not fully cover required dividend payments and other costs on the issuance of the Senior Preferred Stock, which will reduce the amount of earnings available to our common shareholders.

The following pro forma income statement impacts assume that the capital proceeds received are invested initially in short-term investments and deployed into earning assets ratably over the year ended December 31, 2007, and the nine months ended September 30, 2008, as if the capital proceeds were received on January 1, 2007 and 2008, respectively.   The pro forma income statement impacts include a nominal benefit of leveraging the capital received into a larger asset base and include additional income earned on investment of the original capital proceeds.

If the maximum proceeds of $10.9 million had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007 would have increased from the reported amount of $1.12 million to $1.45 million on a pro forma basis.  However, because a portion of the Company’s net earnings would be required for the payment of dividends to the U.S. Treasury and amortization of the cost of warrants issued in connection with the TARP Plan (and consequently not available to our common shareholders), earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.52 per share on a pro forma basis.  If the maximum of proceeds of $10.9 million had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $1.48 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.62 per share on a pro forma basis.

If the minimum proceeds of $3.6 million had been received under the TARP Plan on January 1, 2007, net income for the year ended December 31, 2007, would have increased from the reported amount of $1.12 million to $1.20 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.68 per share to $.61 per share on a pro forma basis.  If the minimum proceeds of $3.6 million had been received under the TARP Plan on January 1, 2008, net income for the nine months ended September 30, 2008, would have increased from the reported amount of $1.19 million to $1.25 million on a pro forma basis.  However, for the reasons noted above, earnings per diluted common share would have decreased from the reported amount of $.73 per share to $.67 per share on a pro forma basis.

Potential Anti-Takeover Effects of the Proposed Amendment

Although our Board has no present intention to do so, we may issue preferred stock that could, depending on the terms of the preferred stock series, make it more difficult to or

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